

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2011

Via E-Mail
Ezra Green
Chief Executive Officer
Carbon 612 Corporation
200 Old Country Road, Suite 610
Mineola, NY 11501-4241

Re: Carbon 612 Corporation
Registration Statement on Form 10
Amended June 9, 2011
File No. 000-53882

Dear Mr. Green:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 4

1. We note your response to our prior comment 1. Please revise the first bullet point on page 4 to clarify whether you have paid UL's fee and provided UL with the units required for further testing and what other steps you must take before obtaining UL listing.

XTRAX Recurring Revenue Model, page 5

2. Please reconcile your response to prior comment 5 with the statement that "Owners of solar projects MUST register their projects in the SRP program prior to the start of construction in order to establish the project's eligibility to earn SRECs" at http://www.njcleanenergy.com/renewable-energy/programs/solar-renewable-energy-certificates-srec/new-jersey-solar-renewable-energy. Also tell us where you provided the attachment mentioned in the penultimate sentence of your response.

Government Subsidies and Incentives, page 10

3.   We note your response to our prior comment 8. However, this section continues to refer to subsidies and tax incentive programs encouraging the adoption of solar power, such as capital cost rebates, performance-based incentives, feed-in tariffs, tax credits and net metering. Please tell us the steps you took to determine that there were not any reported reductions or suspensions of any such programs.

Item 7. Certain Relationships and Related Transactions…, page 26

4.   We note your response to our prior comment 9. Please revise to explain clearly each transaction with your major shareholder. For example, please address the $60,181 repayment to your parent, the $24,500 loan from the parent and $52,329 loan to your parent. Please include in your disclosure an explanation of the material terms, including the date, duration and interest rate of loans. Provide this information for the entire period required to be addressed by instruction 2 to Regulation S-K Item 404(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jeff Cahlon – Sichenzia Ross Friedman Ference LLP